SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)


                        GLOBAL PHARMACEUTICAL CORPORATION
       ------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
       __________________________________________________________________
                         (Title of Class of Securities)

                                   378922 10 8
       ------------------------------------------------------------------
                                 (Cusip Number)


                              Klaus H. Jander, Esq.
                           Richard T. McDermott, Esq.
                               Rogers & Wells LLP
                                 200 Park Avenue
                               New York, NY 10166
                                 (212) 878-8000
       ------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 21, 1999
       ------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

                  If the  filing  person has  previously  filed a  statement  on
         Schedule  13G to report  the  acquisition  that is the  subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|

           Note. Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for the other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

---------------------------------                -------------------------------
CUSIP No. 378922 10 8                  13D               Page 2 of 4 Pages
---------------------------------                -------------------------------
============ ===================================================================
    1.       NAMES OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Merck KGaA
============ ===================================================================
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|_|
============ ===================================================================
    3.       SEC USE ONLY


============ ===================================================================
    4.       SOURCES OF FUNDS

             OO
============ ===================================================================
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             |_|
============ ===================================================================
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             Federal Republic of Germany
------------------------- ------- ==============================================
                            7.    SOLE VOTING POWER
       NUMBER OF
         UNITS                    100,000
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ==============================================
                            8.    SHARED VOTING POWER

                                  0
                          ------- ==============================================
                            9.    SOLE DISPOSITIVE POWER

                                  100,000
                          ------- ==============================================
                           10.    SHARED DISPOSITIVE POWER

                                  0
============ ===================================================================
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             100,000
============ ===================================================================
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             |-|
============ ===================================================================
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.4%
============ ===================================================================
    14.      TYPE OF REPORTING PERSON

             CO
============ ===================================================================

                                  SCHEDULE 13D
                          FILED PURSUANT TO RULE 13d-1
                   OF THE GENERAL RULES AND REGULATIONS UNDER
                 THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


This Amendment No. 2, which relates to shares of the common stock, par value $0.01 per share (the "Common Stock") of Global Pharmaceuticals Corporation, a Delaware corporation (the "Issuer") and is being filed by Merck KGaA, supplements and amends the statement on Schedule 13D originally filed with the Commission on February 22, 1996, as amended by Amendment No. 1 thereto, dated March 30, 1998.

Item 4.  Purpose of the Transaction.

Item 4 is amended as follows:

On June 21, 1999, Merck KGaA sold 150,000 shares of Common Stock in a brokerage transaction at a sales price of $2-7/8 per share. The settlement date of the sale was June 24, 1999. The 150,000 shares sold by Merck KGaA represented approximately 2.1% of the then issued and outstanding shares of Common Stock.

Item 5.  Interest in Securities of the Issuer.

Item 5 is amended as follows:

As described above in Item 4, on June 21, 1999, Merck KGaA disposed of 150,000 shares of Common Stock.

As of the date hereof, Merck KGaA is the beneficial owner of 100,000 shares of Common Stock, representing approximately 1.4% of the issued and outstanding shares of Common Stock.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 1999

                                            MERCK KGaA


                                            By:  /s/ Klaus-Peter Brandis
                                            Name:  Klaus-Peter Brandis
                                            Title:  Senior Manager Legal Affairs